

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

May 26, 2020

R. Davis Ravnaas
President and Chief Financial Officer, Kimbell Royalty GP, LLC
Kimbell Royalty Partners, LP
777 Taylor Street, Suite 810
Fort Worth, Texas 76102

> **Re: Kimbell Royalty Partners, LP**
> **Registration Statement on Form S-3**
> **Filed May 18, 2020**
> **File No. 333-238330**

Dear Mr. Ravnaas:

This is to advise you that we have not reviewed and will not review your registration statement.

Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Timothy S. Levenberg, Special Counsel, at (202) 551-3707 with any questions.

Sincerely,

Division of Corporation Finance
Office of Energy & Transportation

cc: Eileen Boyce, Esq., Baker Botts L.L.P.